

June 8, 2023

Dr. Thomas Meyer
President
Altamira Therapeutics Ltd.
8 The Green, Suite 12455
Dover, DE 19901

> **Re: Altamira Therapeutics Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 1, 2023**
> **File No. 333-272338**

Dear Dr. Thomas Meyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick, Esq.